UNITED FIRST PARTNERS LLC

**FINANCIAL STATEMENT
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2019

PUBLIC

Facing Page – Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statement

Statement of Financial Condition   3

Notes to Financial Statement   4 - 9

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UNITED FIRST PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ELEVEN TIMES SQUARE, 16th FLOOR
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH DICKERSON 212-266-5666
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name -- *if individual, state last, first, middle name*)

517 Route 1, Suite 1403	Iselin	NJ	8830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELIZABETH DICKERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED FIRST PARTNERS LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
United First Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **United First Partners LLC** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 13, 2020

UNITED FIRST PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2019

Assets		
Assets:		
Cash and Cash equivalents	$	495,726
Restricted Cash		144,763
Property and equipment (net of accumulated depreciation of $726,364)		56,526
Due from broker		1,747,275
Due from affiliates		657,797
Commissions receivable		240,747
Operating lease right of use asset		1,111,601
Other assets		301,100
Total Assets	$	4,755,535
Liabilities and Member's equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,362,175
Operating lease liability		1,169,513
Subordinated borrowings - related party		1,100,000
Total Liabilities		3,631,688
Member's equity		1,123,847
Total Liabilities and Member's equity	$	4,755,535

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), and SEC Rule 15c3-3(k)(2)(ii), clearing all US institutional transactions on an RVP/DVP basis. The Company does not hold any customer funds or safe keep customer securities. The Company's broker dealer activity consists primarily of selling foreign and domestic corporate equity securities, engaging in U.S. options execution, and providing research reports. The Company commenced its broker dealer operations on August 28, 2012.

In February 2016, The Company received FINRA approval amending the provision of research reports to allow it to issue first party research (research it publishes and distributes) and also approval to engage in the following additional business lines: trading securities for its own account, acting as a selling group agent, private placements, and M&A advisory services.

In August 2018 the Company was approved as an Introducing broker by the National Futures Association ("NFA"). The Company has not engaged in this activity since obtaining approval. During 2019 the Company added corporate debt and municipal bond trading to its active business lines.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The Company has evaluated subsequent events through the date these financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for a standby letter of credit. See Note 6.

1.   **Nature of Operations and Summary of Significant Accounting Policies (Continued)**

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2019, the Company's tax returns for tax years 2016 to 2019 are subject to examination by the tax authorities.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The difference is primarily due to capitalized start-up costs, depreciation, and net operating losses for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The deferred tax asset and the valuation allowance decreased by approximately $29,000 during 2019. At December 31, 2019, the Company's deferred tax asset is as follows:

Deferred Tax Asset	$ 216,615
Valuation Allowance	$ (216,615)

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2019, The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rate. Gains and losses resulting from foreign currency transactions, which are translated at the transaction date, are included in net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less.

1.   **Nature of Operations and Summary of Significant Accounting Policies (Continued)**

Commissions Receivable

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. The Company has estimated an allowance for doubtful accounts for $50,000 as of December 31, 2019.

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five-step model including; when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables, Contract Assets and Contract Liabilities
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables of $240,747, as of December 31, 2019 are reported in the Statement of Financial Condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the Statement of Financial Condition at December 31, 2019.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2019 or during the year then ended, there were no contract liabilities reported on the statement of financial condition.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at January 1st, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement

Nature of Operations and Summary of Significant Accounting Policies (Continued)

Leases (Continued)

date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

3. Property and Equipment

The components of Property and Equipment are:

Leasehold improvements	$	333,254
Furniture and fixtures		170,691
Office equipment		278,945
		782,890
Less: Accumulated depreciation and amortization		(726,364)
	$	56,526

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2019, the Company had net capital of $951,666 which was $701,666 in excess of its required net capital of $250,000.

5. Operating Leases

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year, and does not include termination options for either party to the lease or restrictive financial or other covenants. The Company has classified this lease as an operating lease. On the December 31, 2019 Statement of Financial Condition, the Company is reporting an operating lease right of use asset in the amount of $1,111,601 and an operating lease liability of $1,169,513 A discount rate of 3.5% was used when measuring the Operating lease right of use asset and the Operating lease liability at initial application of the new accounting standard on January 1, 2019.

The Company entered into a standby letter of credit agreement of approximately $145,000 in lieu of a security deposit (See Note 6).

Maturities of lease liability payments are as follows:

2020	400,688
2021	400,688
2022	400,688
2023	33,391
Total undiscounted lease payments	1,235,455
Less imputed interest	(65,942)
Total operating lease liability	$ 1,169,513

6. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $144,763 to guarantee payment of its leased office space in New York City. The Company has pledged deposits of $144,763 as collateral in a bank account. As of December 31, 2019, no amounts were drawn on the standby letter of credit.

7. Related Party Transactions

As of December 31, 2019, related party amounts receivable are as follows:

Due from United First Partners LLP	657,797
	$ 657,797

The Company is 100% owned by United First Partners Holdings LLC ("UFP Holdings LLC"). United First Management LTD is the ultimate owner of UFP Holdings LLC and of United First Partners LLP ("UFP LLP"). Pursuant to an agreement with UFP Holdings LLC, the Company paid $12,000 in management fees based on the costs incurred in the provision of services by the Managing Partners.

For the first three months of 2019 the Company paid $24,000 to UFP LLP for compliance services. Pursuant to an agreement with UFP Research SA, UFP Research SA provides equity research to the Company for distribution to its clients. These services are billed to the Company on a monthly basis. Either party can terminate the agreement by giving the other party 60 days notice or if there is a bankruptcy, liquidation, or dissolution of either party. For the year ended December 31, 2019 the cost of these services to the Company amounted to $2,508,423.

8. **Liabilities Subordinated to Claims of General Creditors-Related Party**

Borrowings under a subordination agreement aggregated $1,100,000 at December 31, 2019.The subordinated borrowings-related party are due to UFP Holdings, LLC and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing was approved by FINRA in June 2017, expired in June 2019 and was renewed for another year until June 2020 under the same terms. Interest on the loan is computed at 9% per annum. Interest expense on the subordinated borrowing amounted to $99,000 for the year ended December 31, 2019.

9. **Unit Grant Agreement**

Under the terms of a Unit Grant Agreement, an employee was granted 100,000 Class B units (Units). 50,000 units were vested. The employee vests in the units over a 5 year period beginning in 2012. The value of the units is based upon the profitability of the Company and other criterion. At December 31, 2019, the units have no value.

10. **Due from Clearing Brokers**

In the normal course of business, the Company acts as an introducing broker and, accordingly, substantially all of the Company's securities transactions, money balances, and security positions are transacted and held with the Company's clearing broker. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties. At December 31, 2019, $1,747,275 was due from its clearing broker.

11. **Retirement Plan**

The Company adopted a 401K plan in August 2014 for all eligible employees to which it makes Safe Harbor Contributions by way of a percentage contribution to non-highly compensated employees. Contributions to that plan totaled $43,254 in 2019, and no contributions were outstanding as of December 31, 2019.

12. **Subsequent Events**

Events have been evaluated through the date these financial statements were available to be issued.